                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-3A-2                 File No. 69-00410

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                                 UGI CORPORATION
                              460 NORTH GULPH ROAD
                            KING OF PRUSSIA, PA 19406

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

      1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

            UGI Corporation (the "Company" or "UGI") was incorporated as a stock corporation under the laws of Pennsylvania on December 20, 1991. The Company's principal office is located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

            UGI is a holding company which as of December 31, 2003 owned directly or indirectly the following subsidiaries (excluding EWGs which are described in Section 4a):

                  a. UGI Utilities, Inc. ("UGI Utilities") is a public utility company incorporated in Pennsylvania that owns and operates (i) a natural gas distribution utility serving 15 counties in eastern and southeastern Pennsylvania, and (ii) an electric utility serving parts of Luzerne and Wyoming Counties in northeastern Pennsylvania.

                  b. AmeriGas, Inc. is a holding company incorporated under the laws of Pennsylvania. Through its subsidiaries, AmeriGas, Inc. owns 47.4% of AmeriGas Partners, L.P., a Delaware limited partnership (the "Partnership"). The Partnership conducts a propane distribution business from approximately 700 district locations in 46 states through its 98.9% owned subsidiary AmeriGas Propane, L.P., a Delaware limited partnership and its subsidiary, AmeriGas Eagle Propane, L.P., a Delaware limited partnership. AmeriGas Propane, Inc., a Pennsylvania corporation, is a wholly owned subsidiary of AmeriGas, Inc. and the sole general partner of the

Partnership and AmeriGas Propane, L.P. AmeriGas, Inc. is also the parent company of Four Flags Drilling Company, Inc., an inactive Pennsylvania corporation.

                  AmeriGas Propane, Inc. is the parent company of (i) AmeriGas Technology Group, Inc., a Pennsylvania corporation engaged in the commercialization of a patented process for use by waste treatment facilities, and (ii) Petrolane Incorporated, a Pennsylvania holding company.

                  AmeriGas Partners, L.P. is the parent company of AmeriGas Finance Corp., AmeriGas Eagle Finance Corp. and AP Eagle Finance Corp., each a Delaware corporation that serves as co-obligor for certain debt securities of the Partnership.

                  AmeriGas Propane, L.P. is the parent company of (i) AmeriGas Propane Parts & Service, Inc., a Pennsylvania corporation which sells appliance parts and fittings and services propane appliances, (ii) AmeriGas Eagle Propane, Inc. a holding company incorporated under the laws of Delaware, and (iii) AmeriGas Eagle Propane, L.P.

                  AmeriGas Eagle Propane, L.P. is the parent company of AmeriGas Eagle Parts & Service, Inc., a Pennsylvania corporation which sells appliance parts and fittings and services propane appliances.

                  AmeriGas Eagle Propane, Inc. is the parent company of AmeriGas Eagle Holdings, Inc., a Delaware corporation and the sole general partner of AmeriGas Eagle Propane, L.P. AmeriGas Eagle Holdings, Inc., is the parent company of Active Propane of Wisconsin, LLC, a Delaware limited liability company.

            c. UGI Enterprises, Inc. is a Pennsylvania corporation that is a holding company. Through its wholly owned subsidiary, UGI Energy Services, Inc. ("Energy Services"), a Pennsylvania corporation, it markets natural gas, oil and electricity in the eastern region of the United States under the trade name of GASMARK. UGID Holding Company, a Delaware corporation, is a Delaware investment holding company and a wholly owned subsidiary of UGI Development Company, a Pennsylvania corporation and a wholly owned subsidiary of Energy Services which is more fully described below in Section 4a. UGI Hunlock Development Company, a Pennsylvania corporation, is a wholly owned subsidiary of UGI Development Company more fully described in Section 4a. Energy Services Funding Corporation, a Delaware corporation and a wholly owned subsidiary of Energy Services, is a special purpose Delaware corporation which purchases and sells receivables of Energy Services under a receivables securitization facility with an issuer of commercial paper. Homestead Holding Company, a Delaware corporation and a wholly owned subsidiary of Energy Services is an investment holding company. Hellertown Pipeline Company, a Pennsylvania corporation and a wholly owned subsidiary of Energy Services, owns and operates an intrastate oil pipeline.

                  UGI Power Supply, Inc., also a Pennsylvania corporation, is an inactive wholly owned subsidiary of UGI Enterprises, Inc.

                  Hearth USA, Inc., a Delaware corporation, is an inactive wholly owned subsidiary of UGI Enterprises, Inc.

                  EuroGas Holdings, Inc., a Delaware corporation, is an inactive wholly owned subsidiary of UGI Enterprises, Inc.

                  CFN Enterprises, Inc., a Delaware corporation, is a wholly owned subsidiary of UGI Enterprises, Inc., and owns 42% of CFN Networks LLC, a Delaware limited liability company engaged in the development of networks of self-serve propane dispensers for motor fuel use.

                  UGI HVAC Enterprises, Inc., a Delaware corporation and a wholly owned subsidiary of UGI Enterprises, Inc., is engaged in the heating, ventilating, air conditioning, plumbing and oil delivery business.

                  McHugh Service Company, a Pennsylvania corporation, is a wholly owned subsidiary of UGI Enterprises, Inc. engaged in the heating, ventilating, air conditioning and plumbing business.

                  Energy development partnerships in international markets are pursued through the following wholly owned subsidiaries of UGI Enterprises,
Inc.: (i) UGI International Enterprises, Inc., a Pennsylvania corporation, (ii) Eastfield International Holdings, Inc., a Delaware corporation, (iii) UGI Black Sea Enterprises, Inc., a Pennsylvania corporation, (iv) UGI International (Romania), Inc., a Pennsylvania corporation, (v) UGI Romania, Inc., a Pennsylvania corporation, (vi) UGI International (China), Inc., a Delaware corporation, (vii) UGI China, Inc., a Delaware corporation, and (viii) UGI Southwest China Development Company, LLC, a Delaware limited liability company.

                  UGI International Enterprises, Inc. is the parent company of UGI France, Inc., a Delaware holding company. UGI France, Inc. is the sole member of UGI Finance, LLC, a Delaware limited liability company.

                  Eastfield International Holdings, Inc. ("Eastfield") is a wholly owned subsidiary of UGI Enterprises and the parent company of Flaga GmbH ("FLAGA"), an Austrian limited liability company. Eastfield owns 100% of FLAGA. FLAGA conducts a propane distribution business from locations in Austria, Switzerland, the Czech Republic and Slovakia. In Switzerland, the Czech Republic and Slovakia, FLAGA conducts its distribution business by and through its wholly owned subsidiaries, (i) Flaga Suisse GmbH, a Swiss limited liability company,
(ii) Flaga Plyn spol.s.r.o., a Slovakian limited liability company. Additionally, Flaga Plyn spol.s.r.o. owns 100% of LPG Technik s.r.o., which provides LPG service and installation work in the Czech Republic. FLAGA is also the parent company of Flaga Energieversorgungs GmbH, a German limited liability company, which is currently in liquidation. Flaga owns controlling interests in two transport companies, namely GTE Gastrans Erfurt GmbH, a German limited liability company, and GTP Gas Trans Praha spol.s.r.o., a Czech limited liability company. GTP is also the parent company of GTB Gas Trans Bratislava, a Slovakian transport company.

            d. UGI Properties, Inc. is a Pennsylvania corporation that owns UGI's corporate headquarters building in King of Prussia, Pennsylvania.

            e. Ashtola Production Company is an inactive Pennsylvania corporation.

                  Ashtola Production Company is the parent company of UGI Ethanol Development Corporation, an inactive Pennsylvania corporation.

            f. United Valley Insurance Company, a Vermont corporation, provides auto, general, and workers' compensation liability insurance coverage to UGI and certain of its subsidiaries.

            g. Newbury Holding Company is a Delaware investment holding company.


      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      The Company does not directly own any such properties.

      The Company's subsidiary public utility company, UGI Utilities, Inc., owns the following properties and related land rights used for the (1) transmission and distribution of electric energy for sale to customers in communities which have granted a franchise to provide electric energy and (2) the distribution of natural gas throughout a 15 county service area in eastern and southeastern Pennsylvania to customers in communities which have granted a franchise to provide gas service:

                  - Transmission lines: 2,136 miles of electric transmission and distribution lines and related facilities in portions of Luzerne and Wyoming Counties in northeastern Pennsylvania.

                  - Electric distribution facilities: 21 substations, transformers and associated distribution facilities located in the service area, in addition to the distribution lines referred to above.

                  - Approximately 4,800 miles of gas mains, related service facilities and land rights, for the distribution of natural gas within the service area.

      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

            a. Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  -     None by UGI

                  -     UGI Utilities

                            Retail Electricity            979,124,000  kwh.

                            Retail Gas                     35,673,000  Mcf.
                            Gas Transportation             48,134,000
                                                           ----------
                                     Total                 83,807,000  Mcf.

      b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                  -     None by UGI or UGI Utilities

      c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  -     None by UGI.

                  -     UGI Utilities - 0 kwh. of Electricity
                                        8,624,956 Mcf. of Gas

NOTE: UGI Utilities' principal business is the distribution of natural gas exclusively within the Commonwealth of Pennsylvania. Incidental to its principal business, UGI Utilities may, from time to time, sell natural gas to other gas utilities or brokers on a wholesale basis. Some of these transactions may take place outside the state.

      d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  -     None by UGI

                  -     UGI Utilities -   0 kwh. of Electricity
                                          48,379,000 Mcf. of Gas

      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

            a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      Energy Services' wholly owned subsidiary UGI Development Company ("UGID"), located at 390 Route 11, Hunlock Creek, Pennsylvania 18621-0224, is an EWG which owns a 5.97% interest in Conemaugh Station, a 1700 megawatt coal-fired steam electric generation facility located near Johnstown, Pennsylvania. UGID's wholly owned subsidiary, UGI Hunlock Development Company ("UGIHDC"), owns a 50% partnership interest in Hunlock Creek Energy Ventures ("HCEV"), an EWG which owns a 48 megawatt, coal-fired steam electric generation station and a 44 megawatt gas-fired turbine generator in Hunlock Creek, Pennsylvania. UGID operates the two generators for the partnership.

      b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      UGI Corporation owns 100% of UGI Enterprises, Inc., which owns 100% of Energy Services, which owns 100% of UGID. UGID owns 100% of UGIHDC, which owns a 50% interest in HCEV, an EWG which is a general partnership.

      c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  -     Energy Services' investment in UGID EWG - $63,246,000

                  -     UGIHDC investment in HCEV - $3,828,000

                  - The Company has guaranteed UGID's obligations as a member of the PJM Interconnection LLC.

                  - The Company has not made any direct or indirect guarantee of the security of UGID.

      d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  -     UGID capitalization as of 12/31/03 was $65,243,000.

                  - UGID earnings during the reporting period were $3,902,000.

                  - HCEV capitalization - Each partner as of 12/31/02 has 50% equity interest in $32,708,000 equaling $16,354,000 each.

                  -     HCEV earnings during the reporting period were $0.

      e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

      UGID purchases power from HCEV pursuant to HCEV's market based rate tariff. HCEV also has an agreement with UGI Utilities permitting HCEV to interconnect its generating facilities with UGI Utilities' transmission and distribution system. UGI Utilities and UGI Corporation perform administrative services for UGID such as payroll, human resources and legal services pursuant to an administrative services agreement under which the cost of the service is allocated to UGID. UGID operates two generation facilities located at Hunlock Creek, Pennsylvania pursuant to an operating agreement with HCEV, under which UGID is reimbursed for its costs. Energy Services supplies natural gas and gas supply management services to HCEV at market prices under two agreements.

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

                                      UGI CORPORATION

                                      (Name of claimant)

                                      By: /s/ Anthony J. Mendicino
                                         ---------------------------------------
                                                   Anthony J. Mendicino
                                             Senior Vice President - Finance and
                                                   Chief Financial Officer

CORPORATE SEAL

Attest:

/s/ Margaret M. Calabrese
----------------------------------------
Margaret M. Calabrese
Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                              Margaret M. Calabrese
                               Corporate Secretary
                                 UGI Corporation
                              460 North Gulph Road
                            King of Prussia, PA 19406

                                    EXHIBIT A

      A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last fiscal year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such fiscal year.

      Attached to this Form U-3A-2 as Exhibit A.

                                    EXHIBIT B

      A Financial Data Schedule setting forth the financial and other data that are applicable to the registrant on a consolidated basis.

      Pursuant to SEC Release No. 33-7855 registrants need not file this exhibit.

                                    EXHIBIT C

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                   UGI CORPORATION
                                          |
                                UGI ENTERPRISES, INC.
                                          |
                              UGI ENERGY SERVICES, INC.
                                          |
                               UGI DEVELOPMENT COMPANY
                                         / \
                    UGID HOLDING COMPANY     UGI HUNLOCK DEVELOPMENT COMPANY

                                          EXHIBIT A

                              UGI Corporation and Subsidiaries
                                 Consolidating Balance Sheet

                                     September 30, 2003
                                         (Unaudited)
                                    (Millions of dollars)



                              Consolidated   Eliminations              Northfield   Newbury       UGI                       UGI
                                   UGI            and          UGI       Holding    Holding   Utilities,   AmeriGas,     Properties,
                                  Corp.       Adjustments     Corp.      Company    Company      Inc.         Inc.          Inc.
                                  -----       -----------     -----      -------    -------      ----         ----          ----
ASSETS

 CURRENT ASSETS:

  Cash and cash equivalents     $ 142.1      $         -     $   0.6    $      -    $ 65.7    $   0.3      $    48.1   $         0.3
  Short-term investments           50.0             (2.0)          -           -      50.0          -              -               -
  Accounts receivable             199.2           (110.8)        1.7           -     108.1       30.1          102.8             0.1
  Accrued utility revenues          7.4                -           -           -         -        7.4              -               -
  Inventories                     136.6                -           -           -         -       54.0           70.1               -
  Deferred income taxes            23.5                -         0.2           -         -       10.4           11.1               -
  Prepaid expenses and
   other current assets            28.6              1.9         0.5           -         -        5.6           17.2             0.1
                              ---------      -----------     -------    --------    ------    -------      ---------   -------------
      Total current assets        587.4           (110.9)        3.0           -     223.8      107.8          249.3             0.5

 INVESTMENTS IN
  SUBSIDIARIES                        -           (689.4)      689.4           -         -          -              -               -

 PROPERTY, PLANT AND
  EQUIPMENT

  Gross property, plant and
   equipment                    2,142.0                -         0.4           -         -      907.9        1,076.2            10.6
  Less:  Accumulated
   depreciation and
   amortization                   805.2                -         0.4           -         -      296.9          480.9             2.7
                              ---------      -----------     -------    --------    ------    -------      ---------   -------------
      Net property, plant
       and equipment            1,336.8                -           -           -         -      611.0          595.3             7.9

 OTHER ASSETS

  Goodwill and excess
   reorganization value           671.5                -           -           -         -          -          601.6               -
  Intangible assets                34.7                -           -           -         -          -           27.0               -
  Utility regulatory assets        60.3                -           -           -         -       60.3              -               -
  Other assets                     90.6            (24.5)        8.5           -       4.9       30.0           31.8               -
                              ---------      -----------     -------    --------    ------    -------      ---------   -------------
      Total assets            $ 2,781.3      $    (824.8)    $ 700.9    $      -    $228.7    $ 809.1      $ 1,505.0   $         8.4
                              =========      ===========     =======    ========    ======    =======      =========   =============






                                 United
                                 Valley                    Ashtola                        UGI
                                Insurance                Production                   Enterprises,
                                 Company                   Company                         Inc.
                                 -------                   -------                         ----
ASSETS

 CURRENT ASSETS:


  Cash and cash equivalents       $ 1.4                       $ 0.1                      $ 25.6
  Short-term investments            2.0                           -                           -
  Accounts receivable                 -                           -                        67.2
  Accrued utility revenues            -                           -                           -
  Inventories                         -                           -                        12.5
  Deferred income taxes             0.1                           -                         1.7
  Prepaid expenses and
   other current assets               -                           -                         3.3
                                  -----                       -----                     -------
      Total current assets          3.5                         0.1                       110.3

 INVESTMENTS IN
  SUBSIDIARIES                        -                           -                           -

 PROPERTY, PLANT AND
  EQUIPMENT

  Gross property, plant and
   equipment                          -                           -                       146.9
  Less:  Accumulated
   depreciation and
   amortization                       -                           -                        24.3
                                  -----                       -----                     -------
      Net property, plant
       and equipment                  -                           -                       122.6

 OTHER ASSETS

  Goodwill and excess
   reorganization value               -                           -                        69.9
  Intangible assets                   -                           -                         7.7
  Utility regulatory assets           -                           -                           -
  Other assets                      1.0                           -                        38.9
                                  -----                       -----                     -------
      Total assets                $ 4.5                       $ 0.1                     $ 349.4
                                  =====                       =====                     =======

                        UGI CORPORATION AND SUBSIDIARIES
                          CONSOLIDATING BALANCE SHEET
                               SEPTEMBER 30, 2003
                                  (Unaudited)
                             (Millions of dollars)


                                                Consolidated         Eliminations                          Northfield       Newbury
                                                    UGI                   and               UGI             Holding         Holding
                                                    Corp.             Adjustments           Corp.           Company         Company
                                                    -----             -----------           -----           -------         -------
LIABILITIES  AND  EQUITY
  CURRENT LIABILITIES
    Current maturities of long-term debt           $   65.0          $       -           $      -                $ -       $      -
    Bank loans                                         56.6                  -                  -                  -              -
    Accounts payable                                  202.5               (9.9)              10.1                  -              -
    Accounts payable - intercompany                       -               (1.3)               0.6                  -              -
    Employee compensation and
       benefits accrued                                41.9                  -                2.7                  -              -
    Dividends and interest accrued                     40.1               (0.9)               0.9                  -              -
    Income taxes accrued                                8.9               (0.2)                 -                  -            0.6
    Deposits and advances                              69.1                  -                  -                  -              -
    Other current liabilities                          86.2               (0.2)               4.1                  -              -
                                                   --------          ---------           --------                ---       --------
       Total current liabilities                      570.3              (12.5)              18.4                  -            0.6

  DEBT AND OTHER LIABILITIES

    Long-term debt                                  1,158.5             (113.4)             100.0                  -              -
    Deferred income taxes                             223.1               (8.8)                 -                  -              -
    Deferred investment tax credits                     8.0                  -                  -                  -              -
    UGI Utilities preferred shares subject to
        mandatory redemption                           20.0                  -                  -                  -              -
    Other noncurrent liabilities                       97.4                  -               12.7                  -              -

  MINORITY INTEREST

    Minority interests in AmeriGas Partners           134.6                  -                  -                  -              -

  COMMON STOCKHOLDERS' EQUITY

    Common Stock                                          -              (60.4)                 -                  -              -
    Additional paid-in-capital                        582.4           (1,100.6)             582.4                  -          411.1
    Retained earnings (accumulated deficit)            90.9              475.9               90.9                  -         (183.0)
    Accumulated comprehensive income (loss)             4.7               (5.0)               4.7                  -              -
    Notes receivable from employees                    (0.4)                 -                  -                  -              -
                                                   --------          ---------           --------                ---       --------
                                                      677.6             (690.1)             678.0                  -          228.1
    Less:  treasury stock, at cost                   (108.2)                 -             (108.2)                 -              -
                                                   --------          ---------           --------                ---       --------
       Total common stockholders' equity              569.4             (690.1)             569.8                  -          228.1
                                                   --------          ---------           --------                ---       --------
       Total liabilities and
          stockholders' equity                     $2,781.3          $  (824.8)          $  700.9                $ -       $  228.7
                                                   ========          =========           ========                ===       ========


                                                                                                United
                                                UGI                                UGI          Valley     Ashtola          UGI
                                             Utilities,      AmeriGas,         Properties,    Insurance   Production    Enterprises,
                                                Inc.            Inc.               Inc.        Company     Company          Inc.
                                                ----            ----               ----        -------     -------          ----
LIABILITIES  AND  EQUITY
  CURRENT LIABILITIES
    Current maturities of
      long-term debt                         $      -        $   58.7           $    0.6           $  -        $   -     $    5.7
    Bank loans                                   40.7               -                  -              -            -         15.9
    Accounts payable                             55.1            87.4                  -              -            -         59.8
    Accounts payable - intercompany               0.2               -                  -              -            -          0.5
    Employee compensation and
       benefits accrued                           8.5            26.3                  -              -            -          4.4
    Dividends and interest accrued                6.5            32.0                  -              -            -          1.6
    Income taxes accrued                          0.5             4.7                  -              -            -          3.3
    Deposits and advances                        15.1            52.8                  -              -            -          1.2
    Other current liabilities                    26.3            40.6                0.1            1.8            -         13.5
                                             --------        --------           --------           ----        -----     --------
       Total current liabilities                152.9           302.5                0.7            1.8            -        105.9

  DEBT AND OTHER LIABILITIES

    Long-term debt                              217.3           868.6               10.0              -            -         76.0
    Deferred income taxes                       144.2            81.8                0.1            0.2            -          5.6
    Deferred investment tax credits               8.0               -                  -              -            -            -
    UGI Utilities preferred shares
        subject to mandatory redemption          20.0               -                  -              -            -            -
    Other noncurrent liabilities                 11.9            55.5                  -              -            -         17.3

  MINORITY INTEREST

    Minority interests in AmeriGas Partners         -           134.6                  -              -            -            -

  COMMON STOCKHOLDERS' EQUITY

    Common Stock                                 60.3               -                  -            0.1            -            -
    Additional paid-in-capital                   79.0           430.9                6.7            0.4          9.9        162.6
    Retained earnings (accumulated deficit)     117.5          (367.6)              (8.7)           1.7         (9.8)       (26.0)
    Accumulated comprehensive income (loss)      (2.0)           (1.3)                 -            0.3            -          8.0
    Notes receivable from employees                 -               -               (0.4)             -            -            -
                                             --------        --------           --------           ----        -----     --------
                                                254.8            62.0               (2.4)           2.5          0.1        144.6
    Less:  treasury stock, at cost                  -               -                                 -            -            -
                                             --------        --------           --------           ----        -----     --------
       Total common stockholders' equity        254.8            62.0               (2.4)           2.5          0.1        144.6
                                             --------        --------           --------           ----        -----     --------
       Total liabilities and
           stockholders' equity              $  809.1        $1,505.0           $    8.4           $4.5        $ 0.1     $  349.4
                                             ========        ========           ========           ====        =====     ========

                        UGI CORPORATION AND SUBSIDIARIES
                        CONSOLIDATING STATEMENT OF INCOME
                      FOR THE YEAR ENDED SEPTEMBER 30, 2003
                                   (Unaudited)
                              (Millions of dollars)


                                            Consolidated    Eliminations             Northfield    Newbury       UGI
                                                 UGI            and        UGI         Holding     Holding    Utilities,  AmeriGas,
                                                Corp.       Adjustments    Corp.       Company      Company       Inc.       Inc.
                                                -----       -----------    -----       --------     -------       ----       ----
REVENUES
  AmeriGas Propane                             $1,628.4       $      -   $      -     $      -     $      -   $      -    $1,628.4
  UGI Utilities                                   628.7              -          -            -            -      628.7           -
  International Propane                            54.5              -          -            -            -          -           -
  Energy Services and other                       714.5           (2.4)         -            -            -        8.1           -
                                               --------       --------   --------     --------     --------   --------    --------
                                                3,026.1           (2.4)         -            -            -      636.8     1,628.4

COSTS AND EXPENSES
  Cost of sales                                 1,984.3              -          -            -            -      392.9       910.3
  Operating and administrative expenses           643.3          (20.1)      18.6            -            -      101.3       487.9
  Utility taxes other than income taxes            13.0              -          -            -            -       12.2         0.4
  Depreciation and amortization                   103.0              -          -            -            -       21.2        74.9
  Other income, net                               (19.8)          17.7      (17.6)        (1.3)        (0.2)      (8.7)       (9.6)
                                               --------       --------   --------     --------     --------   --------    --------
                                                2,723.8           (2.4)       1.0         (1.3)        (0.2)     518.9     1,463.9
                                               --------       --------   --------     --------     --------   --------    --------
OPERATING INCOME (LOSS)                           302.3              -       (1.0)         1.3          0.2      117.9       164.5
Income (loss) from equity investees                 5.3              -          -            -            -          -        (0.6)
Loss on extinguishments of debt                    (3.0)             -          -            -            -          -        (3.0)
Interest expense                                 (109.2)             -       (1.5)         1.2          0.6      (17.7)      (87.1)
Minority interests in AmeriGas Partners           (34.6)             -          -            -            -          -       (34.6)
                                               --------       --------   --------     --------     --------   --------    --------
INCOME BEFORE INCOME TAXES AND SUBSIDIARY
  PREFERRED STOCK DIVIDENDS                       160.8              -       (2.5)         2.5          0.8      100.2        39.2
Income tax (expense) benefit                      (60.7)             -        2.4         (0.8)        (0.3)     (39.5)      (16.1)
Dividends on UGI Utilities preferred
  shares subject to
  mandatory redemption                             (1.2)          (1.2)         -            -            -          -           -
Equity in income of subsidiaries                      -          (99.0)      99.0            -            -          -           -
                                               --------       --------   --------     --------     --------   --------    --------
NET INCOME                                     $   98.9         (100.2)      98.9          1.7          0.5       60.7        23.1
                                               ========

Dividends on UGI Utilities preferred
  shares subject to
  mandatory redemption                                             1.2          -            -            -       (1.2)          -
                                                              --------   --------     --------     --------   --------    --------
NET INCOME AFTER DIVIDENDS ON
   PREFERRED SHARES SUBJECT TO
   MANDATORY REDEMPTION                                       $  (99.0)  $   98.9     $    1.7     $    0.5   $   59.5    $   23.1
                                                              ========   ========     ========     ========   ========    ========

                                                                        United
                                                        UGI             Valley           Ashtola            UGI
                                                    Properties,        Insurance       Production       Enterprises,
                                                        Inc.            Company          Company             Inc.
                                                    -----------        ---------       ----------       ------------
REVENUES
  AmeriGas Propane                                  $      -           $      -              $ -         $       -
  UGI Utilities                                            -                  -                -                 -
  International Propane                                    -                  -                -              54.5
  Energy Services and other                              2.0                0.5                -             706.3
                                                    --------           --------           ------             ------
                                                         2.0                0.5                -             760.8

COSTS AND EXPENSES
  Cost of sales                                            -                  -                -             681.1
  Operating and administrative expenses                  1.0                1.7                -              52.9
  Utility taxes other than income taxes                  0.1                  -                -               0.3
  Depreciation and amortization                          0.3                  -                -               6.6
  Other income, net                                     (0.1)              (0.2)               -               0.2
                                                    --------           --------           ------            ------
                                                         1.3                1.5                -             741.1
                                                    --------           --------           ------            ------
OPERATING INCOME (LOSS)                                  0.7               (1.0)               -              19.7
Income (loss) from equity investees                        -                  -                -               5.9
Loss on extinguishments of debt                            -                  -                -                 -
Interest expense                                        (0.4)                 -                -              (4.3)
Minority interests in AmeriGas Partners                    -                  -                -                 -
                                                    --------           --------           ------            ------
INCOME BEFORE INCOME TAXES AND SUBSIDIARY
  PREFERRED STOCK DIVIDENDS                              0.3               (1.0)               -              21.3
Income tax (expense) benefit                            (0.1)               0.5                -              (6.8)
Dividends on UGI Utilities preferred
  shares subject to
  mandatory redemption                                     -                  -                -                 -
Equity in income of subsidiaries                           -                  -                -                 -
                                                    --------            --------           ------           ------
NET INCOME                                               0.2               (0.5)               -              14.5


Dividends on UGI Utilities preferred
  shares subject to
  mandatory redemption                                     -                  -                -                 -
                                                    --------           --------           ------            ------
NET INCOME AFTER DIVIDENDS ON
   PREFERRED SHARES SUBJECT TO
   MANDATORY REDEMPTION                             $    0.2           $   (0.5)             $ -          $   14.5
                                                    ========           ========           ======          ========


                        UGI CORPORATION AND SUBSIDIARIES
       CONSOLIDATING STATEMENT OF RETAINED EARNINGS (ACCUMULATED DEFICIT)
                      FOR THE YEAR ENDED SEPTEMBER 30, 2003
                                   (Unaudited)
                              (Millions of dollars)


                                           Consolidated  Eliminations             Northfield   Newbury       UGI
                                                UGI          and         UGI       Holding     Holding    Utilities,   AmeriGas,
                                                Corp.    Adjustments    Corp.      Company     Company      Inc.         Inc.
                                                -----    -----------    -----     --------     -------      ----         ----
Balance at September 30, 2002                  $ 39.7      $465.5      $ 39.7     $(185.3)    $     -      $107.3      $(346.0)
 Net income (loss)                               98.9      (100.2)       98.9         1.7         0.5        60.7         23.1
 Dividends on Common Stock                      (47.7)       94.1       (47.7)          -           -       (33.9)       (44.7)
 Merger of Northfield Holding Company
  into Newbury Holding Company                      -        (0.1)          -       183.6      (183.5)          -            -
 Dividends on UGI Utilities
  preferred shares subject to
  mandatory redemption                              -         1.2           -           -           -        (1.2)           -
 Dividend of UGID common stock                      -        15.4           -           -           -       (15.4)           -
                                               ------      ------      ------     -------     -------      ------      -------
Balance at September 30, 2003                  $ 90.9      $475.9      $ 90.9     $     -    $(183.0)     $117.5      $(367.6)
                                               ======      ======      ======     =======     =======      ======      =======





                                                                  United
                                               UGI                Valley             Ashtola          UGI
                                            Properties,          Insurance         Production      Enterprises,
                                               Inc.              Company            Company           Inc.
                                               ----              -------            -------           ----
Balance at September 30, 2002                $ (0.6)            $  2.3              $ (9.8)         $ (33.4)
 Net income (loss)                              0.2               (0.5)                  -             14.5
 Dividends on Common Stock                     (8.3)              (0.1)                  -             (7.1)
 Merger of Northfield Holding Company
  into Newbury Holding Company                    -                  -                   -                -
 Dividends on UGI Utilities
  preferred shares subject to
  mandatory redemption                            -                  -                   -                -
 Dividend of UGID common stock                    -                  -                   -                -
                                             ------             ------              ------          -------
Balance at September 30, 2003                $ (8.7)            $  1.7              $ (9.8)         $ (26.0)
                                             ======             ======              ======          =======

